United States Bankruptcy Court
Middle District of Florida

Notice of Bankruptcy Case Filing

A bankruptcy case concerning the debtor(s) listed below was filed under Chapter 7 of the United States Bankruptcy Code, entered on 03/22/2019 at 5:25 PM and filed on 03/22/2019.

Spindle, Inc.
200 Landmark Street
Marco Island, FL 34145
Tax ID / EIN: 20-8241820

The case was filed by the debtor's attorney:

Michael R Dal Lago
999 Vanderbilt Beach Road, Suite 200
Naples, FL 34108
(239) 571-6877

The case was assigned case number 9:19-bk-02549.

In most instances, the filing of the bankruptcy case automatically stays certain collection and other actions against the debtor and the debtor's property. Under certain circumstances, the stay may be limited to 30 days or not exist at all, although the debtor can request the court to extend or impose a stay. If you attempt to collect a debt or take other action in violation of the Bankruptcy Code, you may be penalized. Consult a lawyer to determine your rights in this case.

If you would like to view the bankruptcy petition and other documents filed by the debtor, they are available at our *Internet* home page https://ecf.flmb.uscourts.gov or at the Clerk's Office, 801 N. Florida Ave. Suite 555, Tampa, FL 33602-3899.

You may be a creditor of the debtor. If so, you will receive an additional notice from the court setting forth important deadlines.

Sheryl L. Loesch
Clerk, U.S. Bankruptcy Court